June 18, 2008

Terry G. Roussel
Cornerstone Growth & Income REIT, Inc.
1920 Main Street, Suite 400
Irvine, California 92614

RE: Cornerstone Growth & Income REIT, Inc.
             Post Effective Amendment No. 1 to Form S-11
             Registration No. 333-139704
             Filed on June 13, 2008

Dear Mr. Roussel:

This is to advise you that we have conducted only a limited review of your registration statement. Based on that limited review, we have the following comments.

1.   We note that you have not broken escrow on your offering, have changed the company's investment strategy and have changed certain executive officers. Please advise us whether there are any funds currently in escrow and, if so, whether such investors have been advised of these changes and have the ability to rescind their pending subscription agreements.

2.   Please disclose the agreements with Servant in the summary.

3.   Please revise Table V to include the last column of Table V in Industry Guide 5.

4.   Please remove Table VI from Part I of the registration statement.

* * * *

As appropriate, please amend your filing in response to these comments. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Before the amended registration statement is declared effective pursuant to Section 8 of the Securities Act, the company should provide us a letter, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please contact me at (202) 551-3852 with any other questions.

Sincerely,

Michael McTiernan
Special Counsel

cc: Robert Bergdolt, Esq. (*via facsimile*)
        DLA Piper US LLP